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RECEIVED
DEC 29 2004
SEC MAIL SECTION 213
WASH., D.C.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 1/3/2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~801-56248~~ 39814

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2003 (MM/DD/YY) AND ENDING 10/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KELMOORE INVESTMENT COMPANY, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2471 E. BAYSHORE ROAD, SUITE 501
(No. and Street)

PALO ALTO, CA 94303
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORMAN H. MOORE, JR. - EVP COMPLIANCE **650 354 8170 EXT 3004**
SHAWN K. YOUNG-CFO **650 354 8170 EXT 3044**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

333 MARKET STREET, SAN FRANCISO, CA 94105
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 05 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Norman H. Moore, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KELMOORE INVESTMENT COMPANY, INC, as of OCTOBER 31, 19 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

SECRETARY OF THE CORPORATION
Title

Notary Public - See attachment of Acknowledgment

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Santa Clara } ss.

On December 27, 2004 before me, Karen Southorn, Notary Public
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Norman H. Moore, Jr.,
Name(s) of Signer(s)

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence

KAREN SOUTHORN
Commission # 1315945
Notary Public - California
Santa Clara County
My Comm. Expires Jul 31, 2005

to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

WITNESS my hand and official seal.

Place Notary Seal Above

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
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☐ Other: ______

Signer Is Representing: ______

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PRICEWATERHOUSECOOPERS

Kelmoore Investment Company, Inc.

Financial Statements
For the Years Ended October 31, 2004, 2003 and 2002

Kelmoore Investment Company, Inc.
Table of Contents
October 31, 2004, 2003 and 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

To the Stockholders and Board of Directors
Kelmoore Investment Company, Inc.
Palo Alto, California

In our opinion, the accompanying balance sheets and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Kelmoore Investment Company, Inc. (the "Company") at October 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

December 17, 2004

Kelmoore Investment Company, Inc.
Balance Sheets
October 31, 2004 and 2003

	2004	2003
Assets		
Cash and cash equivalents	$ 7,090,348	$ 3,722,314
Accounts receivable		
Broker, dealers, and clearing organizations	694,525	516,119
Due from employees	257,598	270,603
Other	230,268	172,356
Prepaid expenses	221,039	166,094
Investments		
Trading	-	16,130
Available for sale	120,434	191,114
Other	35,500	35,500
Furniture, equipment and leasehold improvements	358,447	461,350
Deposits	88,334	107,057
Deferred tax asset	199,983	-
Total assets	$ 9,296,476	$ 5,658,637
Liabilities and stockholders' equity		
Liabilities		
Accounts payable		
Brokers, dealers and clearing organizations	$ 540,830	$ 437,314
Vendors and other	627,682	624,587
Accrued payroll and other expenses	760,755	703,536
Income taxes payable	87,972	121,945
Capital leases	-	72,828
Other	2,882	2,882
Total liabilities	2,020,121	1,963,092
Commitments (Note 11)		
Stockholders' equity		
Common stock, 60,000,000 authorized, 46,419,130 shares issued and outstanding at October 31, 2004 and 2003	8,948,376	8,948,376
Deferred stock-based compensation	(21,979)	(54,948)
Accumulated other comprehensive loss	(123,541)	(123,265)
Accumulated deficit	(1,526,501)	(5,074,618)
Total stockholders' equity	7,276,355	3,695,545
Total liabilities and stockholders' equity	$ 9,296,476	$ 5,658,637

The accompanying notes are an integral part of these financial statements.

Kelmoore Investment Company, Inc.
Statements of Operations and Other Comprehensive Income
Years Ended October 31, 2004, 2003 and 2002

	2004	2003	2002
Revenue			
Commissions	$14,512,175	$12,765,977	$10,105,602
Management advisory income	4,858,404	2,621,376	3,154,693
Interest and dividends	96,800	19,585	25,611
Realized trading losses	(101,661)	-	(64,408)
Unrealized trading gains (losses)	104,851	3,770	157,469
Other income	3,395,765	-	-
Total revenue	22,866,334	15,410,708	13,378,967
Interest expense	3,723	24,934	69,408
Revenue, net of interest expense	22,862,611	15,385,774	13,309,559
Expenses			
Compensation and benefits	8,615,240	6,214,886	6,516,674
Commissions	1,244,243	925,059	604,850
Advertising	1,615,940	1,239,269	1,791,420
Occupancy and related	1,421,360	1,382,496	1,677,869
Travel and lodging	727,501	474,057	673,730
Clearing charges	1,324,870	1,102,726	539,999
Professional fees	1,294,384	622,628	512,931
Auto expenses	440,292	532,090	665,404
Insurance	791,495	661,712	845,519
Meals and entertainment	536,029	319,800	450,288
Regulatory expenses	218,329	193,978	130,598
Depreciation	213,153	275,369	333,603
Postage and shipping	116,970	71,913	113,827
Mutual fund expenses	133,143	395,629	106,058
Other	151,248	195,167	71,507
Total expenses	18,844,197	14,606,779	15,034,277
Gains (losses) before income taxes	4,018,414	778,995	(1,724,718)
Income tax expense	(470,297)	(121,945)	-
Net gains (losses) after taxes	$ 3,548,117	$ 657,050	$ (1,724,718)
Net other comprehensive income (loss)	$ (276)	$ 30,160	$ (40,022)
Tax effect	118	(12,921)	17,145
Other comprehensive income (loss)	$ (158)	$ 17,239	$ (22,877)

The accompanying notes are an integral part of these financial statements.

Kelmoore Investment Company, Inc.
Statements of Changes in Stockholders' Equity
Years Ended October 31, 2004, 2003 and 2002

	Common Stock		Deferred Stock-Based	Accumulated Other Comprehensive	Accumulated	Total Stockholders'
	Shares	Amount	Compensation	Income (Loss)	Deficit	Equity
Balance, October 31, 2001	46,379,130	$ 8,756,801	$ (58,946)	$ (113,403)	$ (4,006,950)	$ 4,577,502
Net issuance of common stock	40,000	100,000	-	-	-	100,000
Deferred stock-based compensation, net of amortization	-	91,575	(41,731)	-	-	49,844
Change in unrealized losses on available for sale securities	-	-	-	(40,022)	-	(40,022)
Net loss	-	-	-	-	(1,724,718)	(1,724,718)
Balance, October 31, 2002	46,419,130	8,948,376	(100,677)	(153,425)	(5,731,668)	2,962,606
Deferred stock-based compensation, net of amortization	-	-	45,729	-	-	45,729
Change in unrealized gains (losses) on available for sale securities	-	-	-	30,160	-	30,160
Net gain	-	-	-	-	657,050	657,050
Balance, October 31, 2003	46,419,130	8,948,376	(54,948)	(123,265)	(5,074,618)	3,695,545
Deferred stock-based compensation, net of amortization	-	-	32,969	-	-	32,969
Realized losses on available for sale securities	-	-	-	(31,322)	-	(31,322)
Change in unrealized gains (losses) on available for sale securities	-	-	-	31,046	-	31,046
Net gain	-	-	-	-	3,548,117	3,548,117
Balance, October 31, 2004	46,419,130	$ 8,948,376	$ (21,979)	$ (123,541)	$ (1,526,501)	$ 7,276,355

The accompanying notes are an integral part of these financial statements.

Kelmoore Investment Company, Inc.
Statements of Cash Flows
Years Ended October 31, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities			
Net gain (loss)	$ 3,548,117	$ 657,050	$(1,724,718)
Adjustments to reconcile net gain (loss) to net cash provided by operating activities			
Depreciation	213,153	275,369	333,603
Stock-based compensation	32,969	45,729	49,844
Net realized loss on sale of trading securities	101,661	-	64,408
Net unrealized gain on sale of trading securities	(104,851)	(3,770)	(157,469)
Proceeds from sale of trading securities	19,320	-	5,182,252
Purchase of trading securities	-	-	(3,717,618)
Net change in			
Accounts receivable	(178,406)	972,213	386,551
Due from employees	13,005	(79,438)	(38,795)
Prepaid expenses	(54,945)	(57,054)	67,286
Deposits	18,723	(3,200)	4,962
Income taxes payable	(33,973)	121,945	-
Deferred tax asset	(199,983)	-	-
Other receivables	(57,912)	(102,580)	(69,776)
Accounts payable	106,611	301,773	(215,847)
Accrued payroll and other accrued expenses	57,219	277,529	68,607
Total adjustments	(67,409)	1,748,516	1,958,008
Net cash provided by operating activities	3,480,708	2,405,566	233,290
Cash flows from investing activities			
Purchase of fixed assets	(110,250)	(11,465)	(157,473)
Other investments written-off	-	18,000	-
Proceeds from sale of available for sale securities	70,404	-	-
Net cash provided by (used in) investing activities	(39,846)	6,535	(157,473)
Cash flows from financing activities			
Principal payments on capital leases	(72,828)	(150,359)	(150,241)
Proceeds from issuance of common stock	-	-	100,000
Net cash used in financing activities	(72,828)	(150,359)	(50,241)
Net increase in cash and cash equivalents	3,368,034	2,261,742	25,576
Cash and cash equivalents, beginning of year	3,722,314	1,460,572	1,434,996
Cash and cash equivalents, end of year	$ 7,090,348	$ 3,722,314	$ 1,460,572
Supplemental disclosures of cash flow information			
Cash paid during the year for			
Interest	$ 3,723	$ 24,934	$ 69,408
Income taxes	704,253	-	-
Non-cash financing			
Capital leases added during the year	-	-	41,972

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Kelmoore Investment Company, Inc. (the "Company") was incorporated on November 1, 1978 under the laws of the State of California. It is a licensed NASD broker/dealer in 50 states with one office in Palo Alto, California. Besides servicing its own accounts, the Company also works with other broker/dealers and their clients to provide covered written brokerage services known as the Kelmoore Strategy™. The Kelmoore Strategy™ combines the purchase of high quality stocks with the concurrent sale of covered options against these stocks.

The Company has also sponsored Mutual Funds. The Mutual Funds are comprised of Kelmoore Strategic Trust (the "Trust"), Kelmoore Strategy Variable Trust (the "Variable Trust") and Kelmoore Strategy Offshore Option Fund (the "Fund"), (collectively "Mutual Funds"). The Trust currently operates three funds, the Kelmoore Strategy Fund, Kelmoore Strategy Eagle Fund and Kelmoore Strategy Liberty Fund. The Variable Trust currently operates two funds, the Variable Strategy Fund, and Variable Eagle Fund. The Fund (a Cayman Island entity) is an open-end investment offered only to clients outside of the United States. The Fund ceased operations on May 25, 2004.

The Company derives approximately 85% of its revenue by executing security transactions on behalf of the Mutual Funds for which it serves as an investment advisor. Contracts between the Company and the Mutual Funds are reviewed and approved on an annual basis by independent members of the Mutual Fund Boards.

2. Summary of Significant Accounting Policies

Generally Accepted Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions and, at times, such balances may be in excess of the Federal Deposit Insurance Corporation limit.

Investments

The Company accounts for investments under Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. SFAS No. 115 requires the classification of investments in debt and equity securities with readily determined fair values as "held-to-maturity," "available-for-sale," or "trading." The Company's investments comprise publicly traded corporate equity securities, nonpublicly traded equity securities and mutual funds. The investments in publicly traded corporate equity securities are classified as trading securities. Unrealized gains or losses on trading investments are included in current period earnings. The remaining investments are classified as available for sale. Unrealized gains or losses on these investments are included as a separate component of accumulated other comprehensive income (loss). Securities purchased are recorded on a trade date basis.

Revenue Recognition
Management advisory income comprises fees from investment management, primarily from managing Mutual Funds. Commissions primarily include fees from brokerage services provided to Kelmoore's managed accounts and mutual funds. All of these fees are generally recognized over the period that the related service is provided.

In addition, the Company is the investment advisor for the Mutual Funds and receives a fee calculated as a percentage of assets under management. The Company is also a shareholder in the Mutual Funds.

The Company's investment advisory fees from the Mutual Funds for the years ended October 31, 2004, 2003 and 2002 were $4,803,404, $2,604,709 and $2,908,170, respectively.

Management fees earned by the Company are based on the assets under management and the fee schedule for each account. Since management fees are based on assets under management, significant changes in the value of these assets in the near term will have an impact on the fees earned by the Company in future periods.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, equipment, and computer hardware and software is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Amortization of leasehold improvements is computed using the straight-line method over the remaining term of the lease. Improvements are capitalized and maintenance and repairs are charged to expense as incurred.

Payable to Clearing Broker
The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to such transactions. The Company has indemnified the clearing broker for any losses as a result of a customers' nonperformance.

Fair Value of Financial Instruments
The financial instruments of the Company are recorded in the Balance Sheets at market values which approximate fair value as defined by Statement of Financial Accounting Standards No. 107. The fair value of all other financial assets and liabilities (consisting primarily of cash, accounts receivables, prepayments, accounts payable and payroll and other expenses) are considered to approximate their recorded value as they are short-term in nature or are subject to frequent repricing.

Income Taxes
The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which requires the recognition of tax benefits or expenses on temporary differences between the financial reporting and tax bases of its assets and liabilities (Note 7).

Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under the currently enacted tax law. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period plus or minus the change during the period in deferred tax assets and liabilities.

Allowance for Doubtful Accounts
The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been provided.

Reclassifications
Certain amounts in the prior period have been reclassified to conform to current presentation. These changes had no impact on previously reported results of operations or stockholders' equity.

Comprehensive Income
The Company adopts the provisions of Financial Accounting Standards ("FAS 130"), *Reporting Comprehensive Income*. FAS 130 establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income for the Company includes net income and realized and unrealized gains and losses on available-for-sale securities, presented in the accompanying balance sheets.

Accounting for Stock-Based Compensation
The Company accounts for stock-based compensation arrangements in accordance with Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* and complies with the disclosure provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*. Under APB Opinion No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company's common stock and the exercise price of the stock or option award. The Company amortizes deferred stock-based compensation recorded in connection with certain stock option grants over the vesting period of the related options.

3. Other Income

Other income is comprised of amounts received as a result of a favorable outcome in legal proceedings in which the Company was involved.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At October 31, 2004, the Company had net capital of $5,173,267 which was $5,038,594 in excess of its required net capital of $134,673. The Company's net capital ratio was 0.39 to 1.

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at October 31, 2004 and 2003 consisted of the following:

	2004	2003
Computers and equipment	$ 789,755	$ 691,947
Furnitures and fixtures	556,515	544,073
Tenant improvements	217,197	217,197
Total	1,563,467	1,453,217
Less: accumulated depreciation	(1,205,020)	(991,866)
Net property, equipment and leasehold improvements	$ 358,447	$ 461,351

The depreciation charged to operations for the years ended October 31, 2004, 2003 and 2002 was $213,153, $275,369 and $333,603, respectively.

6. Investment in Equity Securities

Investments on October 31, 2004 are classified as follows:

	Cost	Accumulated Unrealized Gains/(Losses)	Fair Value
Reported as available for sale			
Kelmoore Strategy	$ 70,915	$ (35,828)	$ 35,087
Kelmoore Eagle Fund	39,568	(27,566)	12,002
Kelmoore Variable Funds	100,000	(28,256)	71,744
Kelmoore Liberty Fund	2,170	(569)	1,601
	212,653	(92,219)	120,434
Reported as other	35,500	-	35,500
Total investments	$ 248,153	$ (92,219)	$ 155,934

Investments on October 31, 2003 are classified as follows:

	Cost	Accumulated Unrealized Gains/(Losses)	Fair Value
Reported as trading			
Various U.S. equities	$ 120,981	$ (104,851)	$ 16,130
Reported as available for sale			
Kelmoore Strategy	70,915	(35,295)	35,620
Kelmoore Offshore Fund	101,726	(30,891)	70,835
Kelmoore Eagle Fund	39,568	(27,715)	11,853
Kelmoore Variable Funds	100,000	(28,825)	71,175
Kelmoore Liberty Fund	2,170	(539)	1,631
	314,379	(123,265)	191,114
Reported as other	35,500	-	35,500
Total investments	$ 470,860	$ (228,116)	$ 242,744

7. Income Taxes

At October 31, 2004 and 2003 the differences resulting in the deferred tax asset included (a) accumulated depreciation calculated for federal tax purposes which differed from that calculated for financial statement purposes, (b) expense accruals which are deductible in future tax years, and (c) state net operating loss carryforwards. Federal net operating loss carryforwards of $2,604,572 at October 31, 2003 were utilized to reduce the Company's tax expense in 2004. State net operating loss carryforwards consisted of $2,227,126 and $1,806,538 at October 31, 2004 and 2003, respectively, which may be carried forward for periods ranging from up to 5 years. The utilization of State net operating carryforwards against net taxable income was suspended by the tax authorities for the years ended October 31, 2004 and 2003. This resulted in a current State tax expense of $364,639 and $121,945, respectively, for the years ended October 31, 2004 and 2003. At October 31, 2004 and 2003, a valuation allowance has been provided against the related deferred tax assets.

The components of net tax expense/(benefit) reflected in the statement of operations are set forth below:

	Years Ended October 31,		
	2004	2003	2002
Current taxes			
Federal	$ 305,640	$ -	$ -
State and local	364,639	121,945	-
Total current expense/(benefit)	670,279	121,945	-
Deferred taxes			
Federal	994,871	310,851	(399,004)
State and local	23,602	(21,597)	(81,679)
Total deferred expense/(benefit)	1,018,473	289,254	(480,683)
Valuation allowance	(1,218,455)	(289,254)	480,683
Reserve for prior year deferred assets	-	-	-
Total income tax expense/(benefit)	$ 470,297	$ 121,945	$ -

Significant components of the Company's deferred tax assets and liabilities are set forth below:

	2004			2003		
	Federal	State	Total	Federal	State	Total
Year Ended October 31,						
Deferred tax/assets (liabilities)						
Depreciation	$ 32,838	$ 8,538	$ 41,376	$ 13,870	$ 3,606	$ 17,476
Tax losses	-	196,878	196,878	1,125,314	222,035	1,347,349
State tax	159,575	-	159,575	-	-	-
Other	86,450	22,476	108,926	134,549	25,853	160,402
Gross deferred tax assets	278,863	227,892	506,755	1,273,733	251,494	1,525,227
Valuation allowance	(78,880)	(227,892)	(306,772)	(1,273,733)	(251,494)	(1,525,227)
Net deferred tax asset	$ 199,983	$ -	$ 199,983	$ -	$ -	$ -

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective tax rate is set forth below:

	2004	2003	2002
US federal statutory income tax/(benefit) rate	34 %	34 %	(34) %
Increase/(decrease) related to:			
State and local taxes, net of US income tax effects	7	9	(3)
Permanent differences	2	10	8
Change in valuation allowance	-	-	26
Utilization of net operating loss carried forward	(30)	(37)	-
Other	(1)	-	3
Effective income tax/(benefit) rate	12 %	16 %	- %

8. Accrued Payroll

Included in accrued payroll and other expenses for the years ended October 31, 2004 and 2003 are accrued payroll, payroll taxes, vacation expense, 401k payable, and other accrued expenses. Payroll related and other accruals are $760,755 and $680,536, respectively.

9. 401(k) Savings Plan

The Company maintains a deferred compensation plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer up to 20% of their salary, subject to the Internal Revenue Service limits. Under the terms of the plan, the Company may elect to contribute up to 7.5% of the employees' qualified compensation. For the years ended October 31, 2004, 2003 and 2002 the employer contributions were $61,512, $5,195, and $25,974, respectively.

10. Stock Options Plan

On August 3, 1999, the Company established The 1999 Kelmoore Investment Company, Inc. Stock Option Plan, (the "Plan") and reserved 6,000,000 shares for issuance under the Plan. The Company increased the authorized shares under the Plan to 10,000,000 shares in April 2000. The Plan provides for the granting of options to buy shares of common stock intended either to qualify as incentive stock options under the Internal Revenue Code or nonqualified stock options.

Non-qualified options are granted at 85% to 100% of the fair market value on the date of grant. Qualified options are granted at the fair market value on the date of grant. Market value is the fair value of the Company's common stock as determined by the Board of Directors on the grant date. The option price under the Plan is the fair value of the shares or 110% of such fair value in the case of a 10% stockholder, on the date of grant. Under the Plan, options generally vest over four years, 25% one year after grant, and 2.08% each subsequent month. These options are exercisable for a period of no more than ten years from the date of grant.

Following is a summary of stock option activity for each of the three years ended October 31, 2004:

	Qualified Options	Non-Qualified Options	Total Options	Weighted-Average Exercise Price per Share
Outstanding at October 31, 2001	6,623,000	2,325,000	8,948,000	1.188
Granted	350,000	75,000	425,000	2.500
Cancelled	1,649,000	-	1,649,000	1.809
Outstanding at October 31, 2002	5,324,000	2,400,000	7,724,000	1.128
Granted	475,000	75,000	550,000	2.500
Cancelled	794,000	-	794,000	1.915
Outstanding at October 31, 2003	5,005,000	2,475,000	7,480,000	1.181
Granted	1,000,000	150,000	1,150,000	2.500
Cancelled	355,000	400,000	755,000	0.978
Outstanding at October 31, 2004	5,650,000	2,225,000	7,875,000	1.393

The weighted average exercise price and fair value at October 31, 2004 were as follows:

	2004				
	Options Outstanding			Options Exercisable	
Range of Exercise prices	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$0.319 to $0.425	2,670,000	4.673	0.373	3,980,563	0.366
$0.5	1,400,000	5.309	0.500	1,641,987	0.500
$1.5	210,000	5.828	1.500	219,014	1.500
$2.125-$2.5	3,595,000	7.716	2.492	1,972,588	2.488
	7,875,000	6.206	1.393	7,814,152	0.962

In connection with certain stock option grants during 2004, 2003 and 2002, the Company has recognized unearned compensation that is being amortized over the vesting periods of the related options. Stock-based compensation recognized during the year ended October 31, 2004, 2003 and 2002 totaled $32,969, $45,729 and $49,844, respectively.

In accordance with SFAS No. 123, the fair value of employee stock option grants has been estimated on the date of grant using the minimum value model. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. Utilizing the minimum value model, the weighted average fair value of employee stock options granted during 2004, 2003 and 2002 was $0.28, $0.28 and $0.37, respectively.

The following assumptions were used in determining the fair value of options granted and warrants issued:

	2004	2003	2002
Weighted average risk-free interest rates	3.00%	3.03%	4.07%
Expected lives	4 years	4 years	4 years
Expected dividend yield	-	-	-
Volatility	-	-	-

Had compensation cost for the Plans been determined based on fair value at the grant date consistent with the method prescribed by SFAS No. 123, the Company's net gain (loss) would have been increased to the pro forma amounts below:

	2004	2003	2002
Net profit (loss), as reported	$ 3,548,117	$ 657,050	$(1,724,718)
Net profit (loss), pro forma	3,267,363	328,689	(2,102,028)

11. Commitments

The Company leases office space located in Embarcadero Corporate Center in Palo Alto, California under non-cancelable operating leases expiring through March 31, 2006.

In addition, the Company has leased several vehicles, which are guaranteed by the majority shareholder. The remaining terms on these leases range from one to three years.

Future minimum lease payments required under the capital and operating leases are as follows:

	2004		2003	
	Operating Leases	Capital Leases	Operating Leases	Capital Leases
2005	$ 1,237,841	$ -	$ 1,130,533	$ -
2006	561,457	-	481,295	-
2007	78,286	-	-	-
2008	36,857	-	-	-
Total minimum lease payments	$ 1,914,441	$ -	$ 1,611,828	$ -
Less amount representing interest				(3,890)
Net lease liability		$ -		$ (3,890)

Rent expense under operating leases for the years ended October 31, 2004, 2003 and 2002 amounted to $967,891, $956,258, and $1,115,726, respectively.

12. Related Party Transactions

Due from Employees
Notes receivable balances in the amount of $3,658 and $0 were repaid during the year ended October 31, 2004 and 2003, respectively. These loans carry interest at prime rate and repayment terms vary by employee.

Stock
During the fiscal year ended October 31, 2002 there were the following related party transactions:

2002	Shares	Dollar
Sales of stock		
Board members	110,000	$ 275,000
Exercise of stock options by an employee	53,334	20,000
Total related party sale of stock	163,334	$ 295,000

13. Financial Instruments with Off-Balance Sheet Risk and Credit Risk

The securities owned are on deposit with the clearing broker and together with the cash held by the clearing broker, may be used to maintain margin requirements. Furthermore, the securities owned may be hypothecated or borrowed by the clearing broker.

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its clearing broker, as well as with other brokers, dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to market risk. The risk of default depends on the creditworthiness of the issuer of the instrument. The Company seeks to control credit risk by following an established credit approval process and monitoring credit limits.

14. Litigation

In the normal course of business, the Company is at times subject to pending and threatened legal actions and proceedings. After reviewing pending and threatened actions with counsel, management believes that the outcome of such actions or proceedings is not expected to have a material effect on the financial position or results of operations of the Company.

Supplementary Information

Kelmoore Investment Company, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of October 31, 2004 — Supplementary Schedule I

Computation of net capital		
Stockholder's equity (from Balance Sheets)		$ 7,276,355
Non-allowable assets		(2,082,812)
Net capital before haircut on securities positions		5,193,543
Haircuts on securities		(20,276)
Net capital		$ 5,173,267
Aggregate indebtedness		$ 2,020,121
Computation of net capital requirement		
Net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$ 134,673
Minimum dollar net capital requirement	(B)	$ 100,000
Net capital requirement (greater of (A) or (B))		$ 134,673
Excess net capital (net capital, less net capital requirement)		$ 5,038,594
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 4,971,255
Ratio: Aggregate indebtedness to net capital		0.39:1

There are no material differences between the amounts presented above and the amounts as reported on the Company's unaudited Focus Report as of December 31, 2004, as amended.

Kelmoore Investment Company, Inc.
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of October 31, 2004 **Supplementary Schedule II**

The Company claims exemption from Rule 15c3-3 under subparagraph (k)(2)(ii).

The Company has complied with the exemptive provisions of SEC Rule 15-c3-3.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Stockholders and Board of Directors
Kelmoore Investment Company, Inc.
Palo Alto, California

In planning and performing our audit of the financial statements and supplemental schedules of Kelmoore Investment Company, Inc. (the "Company") for the year ended October 31, 2004, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin of securities of customers as required by SEC Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the second paragraph of the report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

December 17, 2004